EXHIBIT 2.3


                        KEY COMMUNICATIONS SERVICE, INC.
                               NEW ALBANY, INDIANA

                              FINANCIAL STATEMENTS
                               FOR THE YEAR ENDED
                                 APRIL 30, 1997

                                   C O N T E N T S

Independent Auditors' Report                                                 2

Financial Statements:

   Balance Sheet                                                             3

   Statement of Income                                                       4

   Statement of Stockholders' Equity                                         5

   Statement of Cash Flows                                                   6

   Notes to Financial Statements                                        7 - 12

To the Board of Directors and Stockholders of Key Communications Service, Inc.
New Albany, Indiana

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Key Communications Service, Inc. as of April 30, 1997, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Key Communications Service, Inc. as of April 30, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ MCCAULEY, NICOLAS & COMPANY, LLC
------------------------------------
McCauley, Nicolas & Company, LLC
Certified Public Accountants

New Albany, Indiana
July 31, 1997


                        KEY COMMUNICATIONS SERVICE, INC.

                                  BALANCE SHEET
                                 April 30, 1997

           ASSETS
CURRENT ASSETS
   Cash and cash equivalents (Note 1)                                 $  579,003
   Accounts receivable, net (Notes 1 and 2)                            1,733,604
   Inventory (Notes 1 and 2)                                           2,175,966
   Other current assets (Note 5)                                         244,284
                                                                      ----------

             TOTAL CURRENT ASSETS                                      4,732,857
                                                                      ----------
Leased equipment, net of accumulated amortization of
   $5,207,810 (Notes 1 and 2)                                            913,788
                                                                      ----------

PROPERTY AND EQUIPMENT (Notes 1 and 2)
   Leasehold improvements                                                296,536
   Office and shop equipment                                           2,064,884
   Furniture and fixtures                                                376,820
   Vehicles                                                              194,167
                                                                      ----------
                                                                       2,932,407
   Less accumulated depreciation                                       2,028,863
                                                                      ----------
             PROPERTY AND EQUIPMENT, NET                                 903,544
                                                                      ----------
Required tax deposits (Note 5)                                            21,183
                                                                      ----------
             TOTAL ASSETS                                             $6,571,372
                                                                      ==========

      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Current portion of long-term debt (Note 3)                         $   25,256
   Accounts payable                                                      744,948
   Accrued liabilities (Note 9)                                          448,683
   Deferred income (Note 4)                                              135,403
   Accrued compensated absences                                          268,376
                                                                      ----------

              TOTAL CURRENT LIABILITIES                                1,622,666

Noncurrent portion of long-term debt (Note 3)                             27,671
                                                                      ----------
              TOTAL LIABILITIES                                        1,650,337
                                                                      ----------
STOCKHOLDERS' EQUITY (Note 14)
   Common stock, without par value, 1,000 shares
    authorized; 89 shares issued and outstanding                          22,756
   Retained earnings                                                   4,898,279
                                                                      ----------
              TOTAL STOCKHOLDERS' EQUITY                               4,921,035
                                                                      ----------
              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $6,571,372
                                                                      ==========


    The accompanying notes are an integral part of the financial statements.



                        KEY COMMUNICATIONS SERVICE, INC.

                               STATEMENT OF INCOME
                        for the year ended April 30, 1997
SALES (Notes 1 and 7)                                               $15,591,573
                                                                    -----------

COST OF SALES
   Merchandise and supplies                                             195,819
   Equipment cost (Note 1)                                            3,822,360
                                                                    -----------
   Total cost of sales                                                4,018,179
                                                                    -----------
        Gross profit                                                 11,573,394
                                                                    -----------
OPERATING EXPENSES (Note 10)
   Salaries and wages                                                 4,928,362
   Payroll taxes                                                        367,549
   Retirement expense (Note 9)                                           34,905
   Depreciation (Note 1)                                              1,299,161
   Other operating expenses (Note 8)                                  3,732,769
                                                                    -----------

   Total operating expenses                                          10,362,746
                                                                    -----------
      Operating income                                                1,210,648
                                                                    -----------
OTHER INCOME (EXPENSES):
   Miscellaneous income                                                 168,050
   Interest and dividends                                                34,093
   Interest expense                                                     (35,938)
   Gain on sale of assets                                                28,848
   Restructuring expenses (Note 11)                                    (558,816)
                                                                    -----------
   Total other income (expense)                                        (363,763)
                                                                    -----------
       Income before taxes                                              846,885

PROVISION FOR INCOME TAXES (Note 5)                                      (6,348)
                                                                    -----------
NET INCOME                                                          $   840,537
                                                                    ===========


    The accompanying notes are an integral part of the financial statements.


                        KEY COMMUNICATIONS SERVICE, INC.

                        STATEMENT OF STOCKHOLDERS' EQUITY
                        for the year ended April 30, 1997


                                                          COMMON STOCK
                                                     ----------------------    RETAINED
                                                     SHARES       AMOUNT       EARNINGS             TOTAL
                                                     -------     --------      ---------         ----------
BALANCE, APRIL 30, 1996                                100       $25,564       $4,379,704        $4,405,268

   Stock purchase (Note 14)                            (11)       (2,808)        (321,962)         (324,770)

   Net income for the year                                                        840,537           840,537
                                                       ---       -------       ----------        ----------
BALANCE, APRIL 30, 1997                                 89       $22,756       $4,898,279        $4,921,035
                                                       ===       =======       ==========        ==========


    The accompanying notes are an integral part of the financial statements.

                        KEY COMMUNICATIONS SERVICE, INC.

                             STATEMENT OF CASH FLOWS
                        for the year ended April 30, 1997

OPERATING ACTIVITIES
    Cash received from customers                                   $15,647,264
    Cash paid to suppliers and employees                           (14,444,953)
    Interest paid                                                      (42,266)
    Interest and dividends received                                     34,093
    Income taxes (paid)                                                 (6,348)
                                                                   -----------

     Net cash provided by operating activities                       1,187,790
                                                                   -----------

INVESTING ACTIVITIES
    Purchases of property and equipment                               (486,988)
    Proceeds from sale of equipment, vehicles, and land              1,360,093
                                                                   -----------
     Net cash provided by investing activities                         873,105
                                                                   -----------

FINANCING ACTIVITIES
    Net payments on line-of-credit                                    (700,000)
    Net payments to shareholders                                      (449,312)
    Principal repayments on long-term debt                             (27,023)
    Purchase of treasury stock                                        (324,770)
                                                                   -----------

     Net cash used in financing activities                          (1,501,105)
                                                                   -----------

INCREASE IN CASH AND CASH EQUIVALENTS                                  559,790

CASH AND CASH EQUIVALENTS
    Beginning of year                                                   19,213
                                                                   -----------
    End of year                                                    $   579,003
                                                                   ===========

RECONCILIATION OF NET INCOME TO CASH PROVIDED BY
  OPERATING ACTIVITIES
    Net income                                                     $   840,537
    Adjustments to reconcile net income to net cash
      provided by operating activities:
       Depreciation and amortization                                 1,299,161
       (Gain) on sale of leased equipment                             (876,983)
       (Gain) on sale of assets                                        (28,848)
       (Increase) decrease in:
       Accounts receivable                                             (86,103)
       Inventory                                                    (1,006,890)
       Other assets                                                  1,515,297
       (Decrease) in:
       Accounts payable, accrued compensated absences,
        accrued liabilities, and deferred revenue                     (468,381)
                                                                   -----------
   Net cash provided by operating activities                       $ 1,187,790
                                                                   ===========

    The accompanying notes are an integral part of the financial statements.

                        KEY COMMUNICATIONS SERVICE, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Key Communications Service, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Indiana. The Company is a value added wholesaler of computer peripheral related products. The Company distributes its products primarily to the medical industry throughout the United States. The Company operates primarily out of its main office located in New Albany, Indiana. The Company has branches in Chicago, Illinois; Detroit, Michigan; Ft. Lauderdale and Tampa, Florida. See Notes 7, 8, and 11 for additional information.

CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers cash and cash equivalents to be all cash balances and highly liquid investments with an original maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the FDIC insurance limit.

ACCOUNTS RECEIVABLE

The Company utilizes the allowance method for recording bad debts. At April 30, 1997, an allowance of $65,200 has been provided.

INVENTORY

Inventory consists of computer components, parts and accessories used to upgrade the peripheral equipment leased and sold and is valued at the lower of cost (first-in, first-out basis) or market.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (and disclosure of contingent assets and liabilities, if any) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

LEASED EQUIPMENT AND REVENUE RECOGNITION

The Company derives a substantial amount of its revenue from the sale and lease of various computer peripheral equipment. Such equipment is being depreciated on a straight-line and accelerated basis over a 5-year period. Gross proceeds from the sales of such leased equipment are included in sales. Accordingly, the undepreciated basis of the leased equipment sold is included in the cost of sales. See Note 7 for additional information.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is provided on a straight-line and accelerated basis over the estimated useful life of the property. The principal estimated useful lives are 5 years for office and shop equipment, 5 years for vehicles, 5 years for furniture and fixtures, and 39 years for leasehold improvements.

Maintenance and repair of property and equipment are charged to expense as incurred. Renewals and betterments are treated as capital expenditures and depreciated accordingly.

Undepreciated cost of property and equipment sold or retired, other than leased equipment, is included net of related proceeds in other income.

NOTE 2--BANK BORROWINGS

The Company has a line-of-credit arrangement expiring in July, 1998, with Fifth Third Bancorp. Under the loan provisions, the loan may not be called provided the Company meets various loan covenants. Borrowings are made during the year to meet working capital needs. Interest is computed on a daily basis at the bank's prime rate (8.25% at April 30, 1997). The borrowings are secured by accounts receivable, inventory, and future lease income. There were no funds borrowed under this line-of-credit at April 30, 1997. The Company can borrow up to a maximum of $4,000,000 under this line-of-credit.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 3--NOTES PAYABLE AND PAYABLE TO SHAREHOLDERS

Notes payable at April 30, 1997 may be summarized as follows:

Payable to Others:
    10.00% note payable to Virginia Richert, payable
    in monthly installments of $2,643, including interest,
    through March, 1999, secured by personal guarantees
    of majority stockholders                                          $ 52,927
    Less current portion                                               (25,256)
                                                                      ---------
    Noncurrent portion of long-term debt                              $ 27,671
                                                                      ========

At April 30, 1997, long-term debt matures as follows:

                    April 30, 1998                     $25,256
                    April 30, 1999                     $27,671


NOTE 4--DEFERRED INCOME

During the year ended April 30, 1997, the Company entered into several maintenance contracts in which the Company will provide certain maintenance services. Such contracts expire at various periods through September, 1998. Accordingly, the income from such contracts is being recognized ratably over the life of the agreements. The total deferred revenue under these contracts at April 30, 1997 was $135,403.

NOTE 5--INCOME TAX STATUS

The shareholders have elected the Company be treated as an S Corporation for federal income tax purposes. As a result of this election, no federal taxes are currently payable by the Company, and it is not anticipated any federal taxes will be payable in the future. The shareholders report their respective share of corporate income on their personal income tax returns.

A majority of the states in which the Company is registered to do business recognize the Subchapter S status. However, for those states that do not recognize the Subchapter S Corporation status, an income tax provision has been made. At April 30, 1997, the total provision for state and local taxes was $6,348.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 5--INCOME TAX STATUS--Continued

The Company is required to make tax deposits for the benefit of its stockholders on income which is considered deferred from May to December of each subsequent year. At April 30, 1997, the total amount on deposit was $21,183.

During the year ended April 30, 1997, the Company received a refund of approximately $1,590,055 for the tax deposits in excess of certain requirements.

NOTE 6--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, receivables, payables, and short-term and long-term obligations approximate their fair market values because of the short-term nature of the items.

NOTE 7--REVENUE AND MAJOR CUSTOMERS INFORMATION

As discussed in Note 1, the Company derives a substantial amount of its revenue from the sale and lease of computer peripheral equipment. Generally, the lease terms are for 30 days and are automatically renewable. At April 30, 1997, revenues consisted of the following:

               Sales of equipment                    $ 7,936,688
               Lease income                            5,570,478
               Service and other income                2,084,407
                                                     -----------
                                                     $15,591,573
                                                     ===========

The Company transacts business with unrelated parties, who are considered major customers. Net revenues with these parties were approximately $3,782,000 for the year ended April 30, 1997, which aggregates 24% of the Company's total revenue for the year.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 8--LEASED PREMISES AND LEASED COMMITMENTS

The Company has branch offices located on premises which are leased from unrelated parties and are considered operating leases. The terms of these leases expire at various times through February, 1998. The aggregate lease payments for the year ended April 30, 1997 were $105,577. Such amounts are included in "Other Operating Expenses" in the Statement of Income.

At April 30, 1997, the future lease obligations under the present leases can be summarized as follows:

                 April 30, 1998                     $52,582

If desired, management anticipates they will be able to renew the leases as they expire under substantially the same terms as the original lease obligations.

The Company leases the land and building, which are owned by the majority shareholders, on a monthly basis. The monthly expense is $32,445. Total expense under this lease was $382,725 for the year ended April 30, 1997. The Company pays all ordinary and necessary operating expenses related to the building.

Accordingly, the total operating lease expense under lease commitments for the year ended April 30, 1997 was $488,302.

NOTE 9--EMPLOYEE RETIREMENT PLAN

The Company has a 401(k) retirement plan for substantially all employees who meet certain requirements. In prior years, this plan had been combined with a defined contribution plan. The total cost of the plan for the year ended April 30, 1997 was $34,905. The ending market value in the retirement plan for April 30, 1997 was approximately $3,107,973.

The total amount accrued under this plan was $14,845 at April 30, 1997. Such amount is included in "Accrued liabilities" on the Balance Sheet.

NOTE 10--RESEARCH AND DEVELOPMENT COSTS

During the year ended April 30, 1997, the Company incurred $1,214,810 in research and development expenditures. Such costs are included within the specific expense to which it relates in the Statement of Income.

                        KEY COMMUNICATIONS SERVICE, INC.

NOTE 11--RESTRUCTURING COSTS

The Company expensed certain amounts for various restructuring costs, including severance packages paid to certain terminated employees. Total restructuring costs were $558,816 for the year ended April 30, 1997. There was no additional accrual required at April 30, 1997.

NOTE 12--INCENTIVE BONUS PLAN

The Company has an incentive plan whereby certain employees will receive bonuses based on the Company achieving certain financial goals within a specified period of time. The Company did not pay any amounts under this Plan during the fiscal year ended April 30, 1997.

NOTE 13--CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The Corporation maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

NOTE 14--CAPITAL TRANSACTIONS

In October, 1997, the Company acquired the outstanding shares of common stock of a minority shareholder. This transaction was effective as of April 30, 1997. Accordingly, the Company made a retroactive adjustment to April 30, 1997 to properly record this purchase. The acquisition price of the stock was $324,770 and was recorded against common stock and retained earnings on a proportionate basis. The total acquisition cost is also included in accounts payable at April 30, 1997.

NOTE 15--SELF INSURANCE

The Company is partially self insured for benefits provided under an employee health insurance plan. The plan provides for Company self insurance of approximately $35,000 per employee, and in addition, the aggregate stop loss to the Company is approximately $450,000. The Company has accrued a liability for unprocessed claims at April 30, 1997 of approximately $38,000.